

August 11, 2020

Eli Kalif
Executive Vice President and Chief Financial Officer
Teva Pharmaceutical Industries, Ltd.
Teva Pharmaceuticals USA, Inc.
400 Interpace Parkway
Building: A, 4th Floor
Parsippany, NJ 07054

> **Re: Teva Pharmaceutical Industries, Ltd.**
> **Registration Statement on Form S-4**
> **Filed August 5, 2020**
> **File No. 333-241010**

Dear Mr. Kalif:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ross M. Leff, P.C.